Form 51-102F1

37 CAPITAL INC.

Management’s Discussion & Analysis

Condensed Interim Financial Statements for the

Three months ended March 31, 2020

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the condensed interim unaudited financial statements for the three months ended March 31, 2020 and 2019 and the notes thereto, and the audited consolidated financial statements and notes thereto for the years ended December 31, 2019 and 2018. The condensed interim unaudited financial statements and the notes thereto for the three months ended March 31, 2020 and 2019 have not been reviewed by the Company’s auditors.

The condensed interim unaudited financial statements, including comparatives, have been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s condensed interim unaudited financial statements are expressed in Canadian (CDN) Dollars which is the Company’s functional currency. All amounts in this MD&A are in CDN dollars unless otherwise stated.

The following information is prepared as at July 10, 2020.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements may include, among others, statements regarding future plans, costs, projections, objectives, economic performance, or the assumptions underlying any of the foregoing. In this MD&A, words such as “may”, “would”, “could”, “will”, “likely”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “hopeful”, “objective”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “optimistic” and similar words are used to identify forward-looking statements. Forward-looking statements are subject to a variety of significant risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, projections and estimations, there can be no assurance that these assumptions, projections or estimations are accurate. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements in this MD&A as the plans, assumptions, intentions, estimations, projections, expectations or factors upon which they are based might vary or might not occur. The forward-looking statements contained in this MD&A are made as of the date of this MD&A, and are subject to change after such date. The Company undertakes no obligation to update or revise any forward-looking statements, except in accordance with applicable securities laws.

Description of Business

The Company is a junior mineral exploration company.

The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource prospects.

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37 Capital is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings with the United States Securities and Exchange Commission (“U.S. SEC”).

In Canada, the common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ.X”, and in the USA, the Company's common shares trade on the OTC Pink tier of the OTC markets under the trading symbol “HHHEF”. The Cusip number of the Company’s common shares is 88429G102. The Company’s office is located at 400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at Suite 3200 - 650 West Georgia Street, Vancouver BC V6B 4P7. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

Results of Operations

For the three months ended March 31, 2020:

•	The Company’s operating expenses were $21,885 as compared to $37,324 for the corresponding period in 2019.
•	The Company recorded a net loss and comprehensive loss of $ 21,885 as compared to a net loss and comprehensive loss of $37,324 during the corresponding period in 2019.
•	The basic and diluted loss per common share was $ 0.00 as compared to basic and diluted loss of $0.01 during the corresponding period in 2019.
•	The Company’s total assets were $32,971 as compared to total assets of $705 during the corresponding period in 2019 (December 31, 2019: $33,180).
•	The Company’s total liabilities were $1,225,639 as compared to $1,069,175 during the corresponding period in 2019 (December 31, 2019: $1,203,963).
•	The Company had a working capital deficiency of $1,225,170 as compared to a working capital definciency of $1,068,472 during the corresponding period in 2019 (December 31, 2019: working capital deficiency of $1,203,285).

The Company is presently not a party to any legal proceedings whatsoever.

The Company’s Auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1500-1140 W. Pender St., Vancouver, BC V6E 4G1. The telefax number is (604) 689-2778.

During the year ended December 31, 2017, the Company entered into debt settlement agreements with Jackpot Digital Inc. (“Jackpot”), and with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), companies related to 37 Capital by certain common directors. The Company has issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.12 per share for a period of five years. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.12 per share for a period of five years. The securities were subject to a hold period which expired on March 3, 2018. During September 2018, Jackpot sold 800,000 units of 37 Capital to JAMCO, an arm’s length party, and during the nine months ended September 30, 2019 Jackpot sold 3,400,000 common shares of 37 Capital through the facilities of the CSE. As at March 31, 2020, Jackpot owns 49,985 common shares in the capital of the Company representing approximately 0.69% of the Company’s issued and outstanding common shares. In addition, Jackpot owns 3,449,985 share purchase warrants of the Company exercisable at $0.12 per share until November 2, 2022.

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At the Company’s Annual General Meeting, which was held on November 18, 2019, the Company’s shareholders passed all the resolutions presented including the re-election of Jake H. Kalpakian, Gregory T. McFarlane, Fred A.C. Tejada and Neil Spellman as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

During June 2019, the Board of Directors of the Company passed resolutions approving the consolidation of the Company’s share capital on a five (5) old shares for one (1) new share basis and the changing of the Company’s name from 37 Capital Inc. to “Bronx Capital Inc.”. As of the date of this MD&A, the share consolidation and the name change of the Company have not taken place.

During December 2019, the Company announced that it intends to raise funds for the Company which will consist of up to 4,000,000 flow-through units of the Company at a price of $0.05 per unit for gross proceeds to the Company of $200,000. Each flow-through unit will consist of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow through common share of the Company at a price of $0.10 per share for a period of two years. All securities that may be issued in connection with this financing will be subject to a four-month and a day hold period. This financing is subject to the approval of CSE. The funds raised from this financing will be used towards exploration work expenditures on the Acacia Property, which is located in central British Columbia. During January 2020, the Company received $20,000 of subscription funds for 400,000 flow-through units at $0.05 per unit. As of the date of this MD&A, no securities have been issued.

Mineral Properties

1.       Extra High Claims

Previously the Company held a 33% interest in the Extra High Claims which are located in the Kamloops Mining Divisions of the Province of British Columbia (“Extra High Property”).

On October 31, 2019, as amended on November 4, 2019, the Company entered into a Property Purchase Agreement with Colt Resources Inc. (“Colt”) whereby the Company has purchased Colt’s 67% right, interest and title in and to the Extra High Property for a cash consideration of $100,000 of which $25,000 was paid on the closing date of the Property Purchase Agreement and the balance i.e. $75,000 is payable after eighteen months. Additionally, the Company is obligated to pay Colt a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000. As at December 31, 2019, the Company owns a 100% undivided right, interest and title in and to the Extra High Property which covers an area of 650 hectares.

The Company withdrew from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totalling $ 51,920.64 to extend the expiry date of the Extra High Property until December 25, 2021.

The Extra High Property is subject to a 1.5% Net Smelter Returns Royalty (“NSR”) payable to a third party, 50% of which, or 0.75%, can be purchased by the Company at any time by paying $500,000.

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2. Ontario Mineral Leases (Lithium)

During the year ended December 31, 2008, the Company sold all of its Ontario Mineral Leases (Lithium). In the event that at a future date the Ontario Mineral Leases (Lithium) are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production from the Ontario Mineral Leases (Lithium).

3. Acacia Property

On September 30, 2019, the Company entered into and executed a Property Option Agreement with Eagle Plains Resources Inc. (“Eagle Plains”) in respect to the Acacia Property (the “Acacia Property Option Agreement”) whereby the Company shall have the right and option to acquire a 60% interest in the Acacia Property by issuing to Eagle Plains in stages a total of 300,000 common shares in the capital of the Company and by incurring a total amount of $2,500,000 in property related expenditures over a period of five years.

During November 2019, the Company issued 100,000 common shares in the capital of the Company to Eagle Plains at the deemed price of $0.075 per share which were subject to a hold period which expired on February 5, 2020.

The Acacia Property covers an area of approximately 4,715 hectares and is located in the Adams Plateau area of British Columbia.

Investment

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of its investment and recorded impairment of $799,999 on its investment. As of the date of this MD&A, the Company does not expect to recover its investment in the Mexican gaming company.

First Quarter (March 31, 2020)

•	The Company had a net loss and comprehensive loss of $21,885 or $ 0.00 per share as compared to a net loss and comprehensive loss of $37,324 or $0.01 per share during the same three month [first quarter] ended March 31, 2019.

•	The Company’s Operating costs were $21,885 as compared to $37,324 for the same period in 2019.

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Summary of Quarterly Results

For the Quarterly Periods ended:	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(21,885)	(46,782)	(32,518)	(30,513)
Loss per common share	(0.00)	(0.01)	(0.00)	(0.00)
For the Quarterly Periods ended:	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(37,324)	(45,671)	(22,660)	(35,820)
Loss per common share	(0.01)	(0.01)	(0.00)	(0.01)

The Company’s business is not of a seasonal nature.

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities:

  The Company does not anticipate to generate any revenue in the foreseeable future. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth.

  There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

  Governmental regulations, including those regulations governing the protection of the environment, taxes, labour standards, occupational health, waste disposal, mine safety and other matters, could have an adverse impact on the Company.

  Trading in the common shares of the Company may be halted or suspended or may be subject to cease trade orders at any time and for any reason, including, but not limited to, the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.

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  The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rate fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interests in mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interests in mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties. As a result of all these significant risks, it is quite possible that the Company may lose its investments in the Company’s interest in the Extra High Property and the Acacia Property.

  Due to the current difficult market conditions for junior mineral exploration companies, the Company may not be able to raise sufficient funds to meet its ongoing obligations.

  The Company has outstanding debts, has working capital deficiency, has no revenues, has incurred operating losses, and has no assurances whatsoever that sufficient funding can be available for the Company to continue its operations uninterruptedly.

  In respect to the Company’s investment in the Mexican gaming company, there are no assurances whatsoever that in the future the Company can recover its investment or that the Company can receive any royalty revenues.

  The market price of the Company’s common shares has experienced considerable volatility and may continue to fluctuate in the future. Furthermore, there is a limited trading market for the Company’s common shares and as such, the ability of investors to sell their shares cannot be assured.

  In March 2020, the World Health Organization declared a global pandemic related to the virus known as COVID-19. The expected impacts on global commerce are anticipated to be far reaching. To date there have been significant wide-spread stock market declines and the movement of people and goods has become restricted.

As the Company has no material operating income or cash flows, it is reliant on additional financing to fund ongoing operations. An extended disruption may affect the Company’s ability to obtain additional financing. The impact on the economy and the Company is not yet determinable; however, the Company’s financial position, results of operations and cash flows in future periods may be materially affected. In particular, there may be heightened risk of asset impairment and liquidity or going concern uncertainty. The Company continues to work on revisions to forecasts and plans in light of the current conditions and will use these updated plans, assumptions and forecasts in the measurement of the Company’s assets going forward.

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and does not have any source of operating cash flow.

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During 2020, the Company shall require at least $300,000 to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at March 31, 2020:

•	the Company’s total assets were $32,971 as compared to $705 for the corresponding period in 2019 (December 31, 2019: $33,180).
•	the Company’s total liabilities were $1,225,639 as compared to $1,069,175 for the corresponding period in 2019 (December 31, 2019: $1,203,963).
•	the Company had $21 in cash as compared to $nil in cash for the corresponding period in 2019 (December 31, 2019: $38).
•	the Company had GST/HST receivable in the amount of $448 as compared to $703 for corresponding period in 2019 (December 31, 2019: $640).

Shares for Debt Financing

During the year ended December 31, 2017, the Company entered into debt settlement agreements with Jackpot and Kalpakian Bros. whereby the Company issued a total number of 4,424,985 units of the Company in settlement of the Company’s outstanding debts totaling $398,249. For further particulars, please see Results of Operations of this MD&A.

Private Placement Financing

There were no private placement financings during the years ended December 31, 2019 and during the three months ended March 31, 2020.

Warrants

As at March 31, 2020, a total of 4,824,985 warrants with a weighted average exercise price of $0.12 per warrant share were outstanding.

While there are no assurances whatsoever that warrants may be exercised, however if any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.

Loan 2016

The Company has borrowed the sum of $103,924 from an arm’s length party to pay certain amounts that were owed by the Company to some of its creditors. The borrowed amount of $103,924 is non-interest bearing, unsecured and is payable on demand.

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Refundable Subscriptions

During the twelve months ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement financing totalling $45,000. The Company has refunded $35,000. As of March 31, 2020, the remaining $10,000 (March 31, 2019 - $10,000) is still owing and is due on demand.

During the three months ended March 31, 2020, the Company received $20,000 of subscription funds for 400,000 flow-through units at $0.05 per unit in respect to the announced financing. As at March 31, 2020, no securities have been issued.

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures matured on January 6, 2016, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. On the initial recognition of the convertible debentures, the amount of $222,006 was recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve. As of March 31, 2020, the two convertible debentures are in default.

Convertible Debentures Financing 2013

During the year ended December 31, 2013, the Company issued several convertible debentures for a total amount of $975,000 to several arm’s length parties. The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of $61,928 has been recorded under the equity portion of convertible debentures.

Pursuant to the financing, the Company made cash payments of $48,000 and issued 2,000 common shares of the Company and 3,333 agent warrants of the Company with fair value of $8,115 as finders’ fees. Each warrant entitled the holder to purchase one additional common share of the Company at a price of $1.50 per share until July 23, 2018 (expired). The amount of transaction costs directly attributable to the financing of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the amount of $858,118 which comprised of certain convertible debentures and their corresponding accrued interest was converted into 610,724 common shares of the Company. The equity portion of the convertible debentures was reduced in the amount of $52,562.

As at March 31, 2019, one convertible debenture is in default and another convertible debenture has been extended indefinitely.

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Stock Options

As at March 31, 2020, there were no outstanding stock options (December 31, 2019 - Nil).

As of the date of this MD&A there are no outstanding stock options.

Significant Accounting Policies

The condensed interim financial statements for the three months ended March 31, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

The condensed interim financial statements were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements.

The Significant Accounting Policies are detailed in Note 4 of the Company’s condensed interim financial statements for the three months ended March 31, 2020.

Effective January 1, 2019, the Company adopted IFRS 16 which supersedes IAS 17 Leases (“IAS 17”). The Company has applied the new standard using the modified retrospective approach with no restatement of comparative periods. There were no adjustments to retained earnings as a result of adoption. The Company has elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Company relied on its previous assessment made under IAS 17 and IFRIC 4 Determining whether an arrangement contains a lease. The definition of a lease under IFRS 16 was applied only to contracts entered into or modified on or after January 1, 2019.

On transition to IFRS 16, the Company did not recognize any lease assets or liabilities as its operating leases had a remaining term of less than 12 months from the date of initial application.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Trends

During the last several years commodity prices have fluctuated significantly, and should this trend continue or should commodity prices remain at current levels, then companies such as 37 Capital will have difficulty in raising funds and/or acquiring mineral properties of merit at reasonable prices.

Related Party Transactions

The Company shares office space and certain employees with Jackpot, a company related by certain common key management personnel.

During April 2017, the Company together with Jackpot entered into an office lease agreement with an arm’s length party (the “Office Lease Agreement”). The Office Lease Agreement has a three-year term with a commencement date of August 1, 2017. The annual basic rent is $121,396 plus estimated annual operating costs of approximately $88,000. The Company’s share of the office basic rent and operating costs was $28,800 plus applicable taxes per annum. In respect to the Office Lease Agreement, effective as of May 1, 2018, Jackpot and the Company entered into an amending agreement whereby the Company shall have no further responsibilities, obligations or commitments in respect to the Office Lease Agreement. Under the amending agreement, the Company shall pay a monthly rent of $1,000 plus applicable taxes to Jackpot, and either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

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The amounts due to related parties are unsecured, payable on demand which consist of the following:

	March 31, 2020	March 31, 2019
Advances from directors (interest at prime plus 1%)	$143,916	$97,356
Entities controlled by directors (non-interest-bearing)	136,746	109,617
	$280,662	$206,973

Included in convertible debentures is $407,089 (December 31, 2019 - $399,589) owing to the Chief Executive Officer and to a former director of the Company.

During the three months period ended March 31, 2020, the following amounts were charged by related parties.

	March 31, 2020	March 31, 2019
Interest charged on amounts due to related parties	$1,609	$1,065
Rent charged by entities with common directors	3,000	3,000
Office expenses charged by, and other expenses paid on behalf of the Company by a Company with common directors	3,000	3,995
	$7,609	$8,060

Pursuant to Debt Settlement Agreements with Jackpot and Kalpakian Bros., the Company issued 4,249,985 units of the Company to Jackpot and 175,000 units of the Company to Kalpakian Bros. For further particulars please see Results of Operations of this MD&A.

On January 6, 2015, the Company closed convertible debentures financing with two directors of the Company for the Principal amount of $250,000. The Principal amount of $250,000 together with the accrued interest of the convertible debentures became due and payable on January 6, 2016 (the “Due Date”). However, on the Due Date the Company was unable to repay the Principal amount and the accrued interest to the two directors. Effective as of November 15, 2017, Bedo Kalpakian is no longer a director of the Company. As of the date of this MD&A, the Company has not repaid to the Company’s CEO Jake Kalpakian and to its former director Bedo Kalpakian the Principal amount of $250,000 together with the accrued interest.

Effective as of May 1, 2018, the Company entered into an agreement for office support services with Jackpot for a term of one year. On May 1, 2019, the agreement was extended which expires on April 30, 2020. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes.

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Jackpot is related to the Company by virtue of the fact that Jackpot has certain directors and officers who are also directors and officers of the Company.

During June and July 2019, Jake Kalpakian, through one of his private companies, acquired a total of 2,565,000 common shares of the Company through the facilities of the CSE.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b)	Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities and due to related parties approximate their carrying values due to the short-term maturity of these instruments.

(c)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At March 31, 2020, the Company had cash of $21 (December 31, 2019 - $38) available to apply against short-term business requirements and current liabilities of $1,225,639 (December 31, 2019- $1,203,963). All of the current liabilities are due within 90 days. Amounts due to related parties are due on demand. As of March 31, 2020, three convertible debentures are in default, and the loan payable and the refundable subscriptions are due on demand.

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(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at March 31, 2020, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Condensed Interim Statements of Comprehensive Loss in the Company’s Condensed Interim Financial Statements for the three months ended March 31, 2020 and 2019.

Capital Stock

Authorized share capital:	Unlimited number of common shares without nominal or par value
Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at July 10, 2020	7,192,709	Nil	N/A	N/A
Warrants as at July 10, 2020	500,000 4,324,985	Nil	Cdn $0.135 Cdn $0.12	January 4, 2021 November 2, 2022
Fully Diluted as at July 10, 2020	12,017,694	Nil

Director Approval

The contents of this MD&A and the sending thereof to the Shareholders of the Company have been approved by the Company’s Board of Directors.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company, and Management is hopeful that, in due course, the Company shall be able to acquire an opportunity of merit. However, there are no assurances whatsoever that Management’s efforts shall succeed.

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